                                                                    EXHIBIT 2.6

                           GOLDEN STAR RESOURCES LTD.
                         10579 Bradford Road, Suite 103
                         Littleton, Colorado 80127-4247
                                     U.S.A.


ALBERTA SECURITIES COMMISSION                                BRITISH COLUMBIA SECURITIES COMMISSION
410, 300 - 5th Avenue S.W.                                   701 West Georgia Street
Calgary, Alberta T2P 3C4                                     Vancouver, British Columbia V7Y 1L2

ATTENTION:  MARKET SURVEILLANCE                              ATTENTION:  CONTINUOUS DISCLOSURE DEPARTMENT
-------------------------------                              --------------------------------------------

SECURITIES DIVISION OF THE SASKATCHEWAN                      MANITOBA SECURITIES COMMISSION
FINANCIAL SERVICES COMMISSION                                1130, 405 Broadway Avenue
800 - 1920 Broad Street                                      Winnipeg, Manitoba R3C 3L6
Regina, Saskatchewan S4P 3V7

                                                             ATTENTION: CONTINUOUS DISCLOSURE
ATTENTION: MARKET SURVEILLANCE                               --------------------------------
------------------------------

ONTARIO SECURITIES COMMISSION                                QUEBEC SECURITIES COMMISSION
Suite 800, Box 55                                            800 Victoria Square
20 Queen Street                                              P.O. Box 246, 22nd Floor
Toronto, Ontario M5H 3S8                                     Montreal, Quebec H4Z 1G3

ATTENTION:  DISCLOSURE SECTION                               ATTENTION:  CONTINUOUS DISCLOSURE
------------------------------                               ---------------------------------

DEPARTMENT OF JUSTICE, SECURITIES BRANCH                     REGISTRAR OF SECURITIES
Suite 606, Harbour Building                                  4th Floor, Shaw Building
133 Prince William Street                                    95 Rochford Street
P.O. Box 5001                                                P.O. Box 2000
Saint John, New Brunswick E2L 4Y9                            Charlottetown, Prince Edward Island C1A 7N8

ATTENTION:  CONTINUOUS DISCLOSURE                            ATTENTION:  CONTINUOUS DISCLOSURE
---------------------------------                            ---------------------------------

NOVA SCOTIA SECURITIES COMMISSION                            DEPARTMENT OF GOVERNMENT SERVICES AND LANDS
2nd Floor, Joseph Howe Building                              2nd Floor, Confederation Building West
1690 Hollis Street                                           75 O'Leary Avenue
Halifax, Nova Scotia B3J 1V7                                 St. John's, Newfoundland A1B 4J6
                                                             ATTENTION:  CONTINUOUS DISCLOSURE
ATTENTION:  CONTINUOUS DISCLOSURE DEPARTMENT                 ---------------------------------
--------------------------------------------


Dear Sirs:

     RE:  GOLDEN STAR RESOURCES LTD.
          MATERIAL CHANGE REPORT UNDER SECTION 146 OF THE SECURITIES ACT (ALBERTA), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
          SECTION 84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
          SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 73 OF THE SECURITIES ACT (QUEBEC), SECTION 81(2) OF THE SECURITIES ACT
          (NOVA SCOTIA), SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND) AND SIMILAR PROVISIONS IN OTHER PROVINCES

________________________________________________________________________________
This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Golden Star Resources Ltd. (the "Corporation" or "Golden Star"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta), and equivalent forms of the Securities Act (British Columbia), The Securities Act, 1988 (Saskatchewan), The Securities Act (Manitoba), Securities Act (Ontario), Securities Act (Nova Scotia) and Securities Act (Newfoundland).

Concurrent with this filing, this letter is being filed with the Toronto Stock Exchange and the American Stock Exchange.

ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.

ITEM 1 - REPORTING ISSUER
-------------------------

Golden Star Resources Ltd.
10579 Bradford Road, Suite 103
Littleton, Colorado 80127
U.S.A.

ITEM 2 - DATE OF MATERIAL CHANGE
--------------------------------

The material change occurred on February 2, 2004.

ITEM 3 - PUBLICATION OF MATERIAL CHANGE
---------------------------------------

Press Releases were issued by Business Wire of Denver, Colorado, on February 2, 2004 and released across Canada and the United States.

ITEM 4 - SUMMARY OF MATERIAL CHANGE
-----------------------------------

On February 2, 2004, the Corporation announced a 61% increase in the proven and probable mineral reserves for its Bogoso/Prestea and Wassa gold properties in Ghana, West Africa, net of mining depletion, to 3.55 million ounces for the year ended December 31, 2003.

On February 2, 2004, the Corporation announced record net income of $22.0 million as well as record gold production, record revenues and record cashflow from operations for 2003. The Corporation also reported record net income in the fourth quarter of 2003.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE
--------------------------------------------

1.       INCREASED GOLD RESERVES

On February 2, 2004, the Corporation announced a 61% increase in the proven and probable mineral reserves for its Bogoso/Prestea and Wassa gold properties in Ghana, West Africa, net of mining depletion, to 3.55 million ounces for the year ended December 31, 2003.

The Corporation also announced total production at Bogoso/Prestea during 2003 of 174,315 ounces of gold at an average cash operating cost of $166 per ounce, better than previous targets. The Corporation had a strong year at Bogoso/Prestea, driven by higher than anticipated grade. The Corporation expects further production increases in 2004 and 2005, first from the commencement of operations at its Wassa Mine, followed by the planned expansion of Bogoso/Prestea. Total production from Ghana in 2004 is estimated to be in the range of 185,000 to 210,000 ounces rising to more than 350,000 ounces of production in 2005. Cash operating costs are expected to rise as a result of processing more transition and sulfide material at Bogoso/Prestea in 2004 to be in the range of $200 to $225 per ounce. The impact of these two projects is that 2005 production is expected to be double the 2003 output.

MINERAL RESERVES

Proven and probable mineral reserves as at December 31, 2003 were as follows:


                    --------------------------------------------------------------------------------------------------
                                PROVEN                          PROBABLE                           TOTAL
                    -------------------------------- -------------------------------- --------------------------------
PROPERTY              TONNES    GOLD      CONTAINED    TONNES    GOLD      CONTAINED    TONNES     GOLD     CONTAINED
                      (000)     GRADE      OUNCES      (000)     GRADE      OUNCES       (000)     GRADE     OUNCES
                                (G/T)      (000)                 (G/T)       (000)                 (G/T)      (000)
                    ---------- -------- ------------ ---------- -------- ------------ ---------- -------- ------------
Bogoso/Prestea           8,254     3.31          878     19,048     3.29        2,011     27,302     3.29        2,890
Wassa                                                    16,207     1.28          665     16,207     1.28          665
                    ---------- -------- ------------ ---------- -------- ------------ ---------- -------- ------------
      Total              8,254     3.31          878     35,255     2.36        2,676     43,509     2.54        3,555
                    ========== ======== ============ ========== ======== ============ ========== ======== ============

The mineral reserves were determined using a gold price of $325 per ounce and were estimated in accordance with the definitions and requirements of Canada's National Instrument 43-101. The Qualified Person for the estimation of the mineral reserves is the Corporation's employee, Mr. David Alexander. Golden Star's share of the mineral reserves is subject to the Government of Ghana's right to a 10% dividend once the Corporation's capital costs have been recovered. A higher-grade, open pit probable mineral reserve at Mampon on the Dunkwa Property immediately north of Bogoso of 162,000 ounces of contained gold, grading 5.61 g/t, is included in the Bogoso/Prestea mineral reserve estimate.

MINERAL RESOURCES

Measured, indicated and inferred mineral resources as at December 31, 2003 are as follows:

                        --------------------------------------------------------------------------------------------
                              MEASURED               INDICATED             MEASURED &              INFERRED
                                                                            INDICATED
                        --------------------- ------------------------ -------------------- ------------------------
PROPERTY                   TONNES     GOLD       TONNES       GOLD       TONNES     GOLD       TONNES      GOLD
                           (000)      GRADE       (000)       GRADE       (000)     GRADE       (000)      GRADE
                                      (G/T)                   (G/T)                 (G/T)                  (G/T)
                        ----------- --------- ------------ ----------- ---------- --------- ------------ -----------
Bogoso/Prestea               11,253      2.45       16,024        2.53     27,277      2.50       29,690        2.43
Prestea Underground                                                                                1,606        8.58
Wassa                                                9,363        0.96      9,363      0.96       30,768        1.27
                        ----------- --------- ------------ ----------- ---------- --------- ------------ -----------
     GHANA TOTAL             11,253      2.45       25,387        1.93     36,640      2.11       62,064        2.00
                        =========== ========= ============ =========== ========== ========= ============ ===========

The mineral resources, which are in addition to the mineral reserves described above, were determined using a gold price of $375 per ounce. The mineral resources were estimated in accordance with the definitions and requirements of Canada's National Instrument 43-101. The Qualified Person for the estimation of the mineral resources is the Corporation's employee, Mr. S. Mitchel Wasel. Golden Star's share of the mineral resources is subject to the Government of Ghana's right to a 10% dividend once the Corporation's capital costs have been recovered and to minority interests in the Prestea Underground in which Golden Star currently has a 59% beneficial interest. The mineral resource for Bogoso/Prestea includes an indicated mineral resource for Dunkwa of 402,000 tonnes at an average grade of 2.79 g/t and an inferred mineral resource of 2,393,000 tonnes at an average grade of 2.69 g/t.

A technical report as required by Canada's National Instrument 43-101, with respect to the mineral reserve and mineral resource numbers as of December 31, 2003, is being prepared by Messrs. Alexander and Wasel, both qualified persons under National Instrument 43-101.

                           RECONCILIATION OF RESERVES
                (IN THOUSANDS OF OUNCES OF TOTAL CONTAINED GOLD)

                    ----------------------------------------------------------------------------------------
PROPERTY              DECEMBER 31, 2002      2003 DEPLETION           INCREASE          DECEMBER 31, 2003
                    --------------------- --------------------- --------------------- ----------------------
Bogoso/Prestea                    2,211                 (221)              738                      2,728
 - Mampon                             -                     -              162                        162
Wassa                                 -                     -              665                        665
                    --------------------- --------------------- --------------------- ----------------------
TOTAL                             2,211                 (221)            1,565                      3,555
                    ===================== ===================== ===================== ======================

Depletion represents contained ounces of reserves processed during 2003 before considering recovery losses and therefore does not equal 2003 gold production.


2.       FOURTH QUARTER AND 2003 RESULTS

On February 2, 2004, the Corporation announced record net income of $22.0 million as well as record gold production, record revenues and record cashflow from operations for 2003. The Corporation also reported record net income in the fourth quarter of 2003.

2003 HIGHLIGHTS

o Net income up 350% at $22.0 million
o Revenues of $64.4 million, up 66% from 2002
o Gold sales of 174,315 ounces, up 40% over 2002
o Realized gold price of $364/ounce
o Cash operating cost of $166/ounce, compared to $193/ounce in 2002
o Net income per share of $0.20/share, compared to $0.07/share in 2002

FOURTH QUARTER HIGHLIGHTS

o Record earnings of $7.9 million, or $0.07/share
o Gold sales of 45,046 ounces, up 33% from 2002 quarter
o Cash operating cost of $158/ounce
o Realized gold price of $387/ounce

The improvements in results for the quarter and for the year ended December 31, 2003 were primarily due to higher revenues, which resulted from a combination of increased gold output at the Corporation's Bogoso/Prestea gold mine and stronger gold prices. Improvements in ore grades and gold recovery at Bogoso/Prestea were responsible for the higher gold output.

FINANCIAL AND OPERATIONAL SUMMARY FOR 2003

                                                   -----------------------------------------------------------------
                                                             2003                  2002                  2001
                                                   --------------------- --------------------- ---------------------
Gold sold (ounces)                                        174,315               124,400                87,936
Price realized ($ per ounce)                                  364                   311                   271
Cash operating cost ($ per ounce) (1)                         166                   193                   263
  Royalties ($ per ounce)                                      18                    22                     8
Total cash cost ($ per ounce) (1)                             184                   215                   271
Revenues (in thousands $)                                  64,370                38,802                24,658
                                                   ===================== ===================== =====================


                                                   -----------------------------------------------------------------
                                                             2003                  2002                  2001
                                                   --------------------- --------------------- ---------------------
Net income (in thousands $)                                21,956                 4,856               (20,584)
Net income per share ($)                                    0.198                 0.070                (0.488)
Net income per fully diluted share ($)                      0.186                 0.063                (0.488)
Average shares outstanding (in millions)                    111.0                  72.4                  42.2
Fully diluted shares outstanding (in millions)              117.9                  76.7                  42.2
Shares outstanding, end of year                             132.9                  87.4                  49.3
                                                   ===================== ===================== =====================

Note 1: See note on non-GAAP financial measures below.

Full details of the Corporation's 2003 performance can be found in its Form 10-K, which was filed with the SEC February 2, 2004 and will shortly have available on the Corporation's web site (http://www.gsr.com). All production during 2003 was mined from the Plant-North pit at Prestea and processed through the Bogoso mill.

                                                   -----------------------------------------------------------------
                                                             2003                  2002                  2001
                                                   --------------------- --------------------- ---------------------
Ore mined (thousands tonnes)                                2,002                 2,223                 1,701
Waste mined (thousands tonnes)                              6,792                 5,211                 4,851
Tonnes milled (thousands)                                   2,094                 2,272                 2,098
Average grade milled (g/t)                                   3.29                  2.31                  3.69
Mill recovery (%)                                            81.2                  74.4                  49.6
                                                   ===================== ===================== =====================


FINANCIAL AND OPERATIONAL SUMMARY FOR THE FOURTH QUARTER

                                                   -----------------------------------------------------------------
                                                               FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------
                                                               2003                             2002
                                                   -------------------------------- --------------------------------
Gold sold (ounces)                                           45,046                           34,654
Price realized ($ per ounce)                                    387                              325
Cash operating cost ($ per ounce) (1)                           158                              221
  Royalties ($ per ounce)                                        12                               24
Total cash cost ($ per ounce) (1)                               170                              245
Revenues (in thousands $)                                    17,735                           11,421
Net income (in thousands $)                                   7,914                            1,011
Net income per share ($)                                      0.067                            0.012
Average shares outstanding (in millions)                      124.2                             84.7
                                                   ================================ ================================

Note 1. See note on non-GAAP financial measures below.

                                                   -----------------------------------------------------------------
                                                               FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------
                                                               2003                             2002
                                                   -------------------------------- --------------------------------
Ore mined (thousands tonnes)                                    347                              576
Waste mined (thousands tonnes)                                1,743                            1,517
Tonnes milled (thousands)                                       531                              594
Average grade milled (g/t)                                     2.85                             2.22
Mill recovery (%)                                              85.5                             80.4
                                                   ================================ ================================

CASH AND CASH FLOW

Cash at the end of 2003 stood at $90.0 million, a $70.0 million increase from the cash position at the end of 2002. Improvements in gold prices and gold production levels combined to provide $29.1 million of cash flow from operations during 2003, an increase of $24.2 million as compared to 2002. A total of

$70.2 million was spent on capital projects during 2003, including $22.8 million on development and construction of the Wassa project. This compares to capital spending of $16.1 million in 2002. During 2003, the Corporation raised a net $102.9 million from equity offerings. The Corporation ended 2003 with $0.8 million of debt, down from $5.3 million at the end of 2002.

BOGOSO/PRESTEA

The Bogoso mill processed an average of 5,736 tonnes of ore per day, down from 6,090 tonnes per day in 2002. Processing rates were reduced to optimize recoveries from the higher grade feed material. The slower processing rate, combined with a gravity circuit installed in 2001, combined to push gold recovery up to 81% versus 74% in 2002. All the mill feed to the Bogoso mill during 2003 came from the Plant-North pit on the Prestea property and the Corporation expects the same situation in 2004. The Corporation expects gold production from Bogoso/Prestea of approximately 135,000 to 155,000 ounces in 2004 at a projected cash operating cost of between $200 and $220 per ounce. This estimate excludes any production contribution during 2004 from the expansion project.

EXPANSION AT BOGOSO/PRESTEA

The recent growth of mineral reserves and mineral resources at Bogoso/Prestea and the Corporation's confidence in the region's gold potential has prompted planning for an expansion of its mining and processing operations at Bogoso/Prestea. The expansion plans consist of three elements: first, the construction of a second processing plant near Prestea; second, the conversion of the existing Bogoso mill to process refractory sulfide ores using bio-oxidation technology; and third, the expansion of the Corporation's mining fleet to feed the expanded mill complex.

The Corporation expects the first phase of the expansion program, the construction of a second processing plant, to commence soon and to be completed by late 2004 with first production in 2005. The majority of the equipment for this phase of the expansion program was acquired in 2003 when the Corporation acquired a 4,500 tonne per day processing plant from an inactive mine in Ghana. Phase 2 of the expansion program, conversion of the existing Bogoso processing plant with the addition of a bio-oxidation circuit, is expected to commence in late 2004 and to be completed in 2005. The expansion is expected to increase overall gold production from Bogoso/Prestea, reduce average haulage costs, provide general economies of scale, and allow more efficient scheduling of the Corporation's mining operations by being able to simultaneously process a full range of ore types.

WASSA DEVELOPMENT PROJECT

Following the successful completion of a feasibility study for the Wassa gold project in Ghana in July 2003, a lump sum turnkey contract was awarded to a South African contractor for the construction of a 10,000 tonne per day carbon-in-leach mill and infrastructure at Wassa. Construction is on track for a first-quarter 2004 completion and start-up. Construction and development costs at Wassa are projected at $25.5 million, with an approximate $15 million of capital needed for a mining fleet, scheduled in late 2004.

Gold production from Wassa is expected to begin in early 2004 with the re-processing of existing heap leach pads through the Corporation's new mill, producing an estimated 50,000 to 55,000 ounces of gold in 2004 at cash operating costs of between $200 and $240 per pounce. When mining from the open pit commences in early 2005, Wassa is expected to produce approximately 140,000 ounces annually at an average cash operating cost of about $200 per ounce. Mining permits are expected to be received to allow the start of operations in early 2004.

PRESTEA UNDERGROUND

The compilation of a mine-wide digital plan for the Prestea Underground was completed in 2003, with more detailed digitizing and structural mapping still taking place in areas of specific interest. This project pulled together over 100 years of mining and geologic records and the resulting electronic data base is now being used to identify unmined zones and to gain a better understanding of the potential of the Prestea gold system.

This work has identified a number of drill targets and the Corporation has begun drill testing the first of these. The drilling program and the rate of the Corporation's investment in the Prestea Underground is expected to expand significantly, with its investment in 2004 projected at $9.1 million. The 2004 exploration program will focus on drilling relatively shallow (400-500 meters depth) remnant quartz reef potential beneath the existing Plant-North pit and the proposed Beta-Boundary pit as well as drilling down dip beneath the Beta Boundary Shoot below 550 meters depth. In addition, underground drill stations will also be developed at 1,100 meters depth in preparation for drilling planned for 2005 on extensions of the Prestea Main Shoot beneath the Plant-North pit.

EXPANSION OF GHANA LAND POSITION

During 2003, the Corporation acquired the Asikuma and Mansiso exploration properties from Birim Goldfields Inc. for $3.4 million plus a net smelter return royalty. This followed the successful acquisition of the Mampon project from Ashanti Goldfields Company Limited in the second quarter. The addition of these properties delivers access to an additional 45 kilometers of the Ashanti Trend immediately north of Bogoso. Golden Star is now the largest mining property owner on the prolific Ashanti Trend, controlling over 100 kilometers of strike length.

EXPANSION OF EXPLORATION PROGRAM IN WEST AFRICA

In late 2003, the Corporation entered into joint venture agreements whereby it has the right to earn an interest of 51 to 82.5% in the Mininko gold property in Mali and an interest of 51 to 85% in three properties in Sierra Leone totaling 500 square kilometers subject to Golden Star meeting certain expenditure commitments.

ROYALTY BUYBACKS IN 2003

When it acquired the Wassa gold project in 2002, the Corporation agreed to pay to the sellers two separate gold production royalties on future gold production from Wassa. The sellers also agreed to hold a $1.9 million note to be paid once Wassa began producing gold. In October 2003 the Corporation paid $11.5 million to buy back the two royalties and to pay off the debt.

When it acquired Prestea in 2001, the Corporation agreed to pay to the sellers a gold production royalty on the first one million ounces of gold produced from Bogoso/Prestea following the acquisition. The Corporation had been making these royalty payments to the sellers since that time. In November 2003 the Corporation paid $12.0 million to the sellers to buy back the balance of the royalty obligation.

SUMMARY FINANCIAL STATEMENTS

The following information is summarized and excerpted from the Corporation's audited consolidated financial statements and notes thereto as filed in the Form 10-K, which was filed with the SEC February 3, 2004, in thousands, except per share amounts:

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                            ------------------------------------------
                                                                                    2003                 2002
                                                                            --------------------- --------------------
Cash                                                                            $ 89,970             $ 20,016
Other current assets                                                              14,965               12,827
Property, plant and equipment                                                     18,202                8,490
Deferred exploration                                                               9,108                4,743
Mine property                                                                     56,808               17,580
Mine construction-in-progress                                                     27,376                4,543
Other long term assets                                                             5,962                 5936
Total assets                                                                    $222,391              $74,135
                                                                            --------------------- --------------------
Current liabilities                                                             $  8,151              $10,880
Long term debt                                                                       657                1,727
Asset retirement obligations                                                       7,745                7,246
Minority interest                                                                  7,476                4,898
Shareholders' equity                                                             198,362               49,384
Total liabilities and shareholders' equity                                      $222,391              $74,135
                                                                            --------------------- --------------------


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            ------------------------------------------
                                                                                2003           2002          2001
                                                                            -------------- ------------- -------------
Revenues                                                                       $64,370       $38,802      $ 24,658
Mining operations expense                                                       32,125        26,747        24,824
Depreciation, depletion and amortization                                         4,993         2,459         3,420
General and administrative expenses, including option expense                    5,566         3,886         2,669
Abandonment and impairment of properties                                           175             -        15,010
Foreign exchange gain                                                           (2,331)         (139)          (50)
Gain on sale of assets                                                          (1,905)            -             -
Other expenses                                                                   1,214           155           454
Net income before minority interest                                             24,533         5,694       (21,669)
Minority interest                                                               (2,577)         (838)        1,085
Net income                                                                     $21,956       $ 4,856      $(20,584)
Earning per share - basic                                                       $0.198        $0.070       $(0.488)
Earnings per share - diluted                                                    $0.186        $0.063       $(0.488)
                                                                            ============== ============= =============


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            ------------------------------------------
                                                                                2003           2002          2001
                                                                            -------------- ------------- -------------
Cash provided by operations                                                    $29,076       $ 4,893       $ 2,429
Cash used in investing activities                                              (68,040)      (10,370)       (5,186)
Cash provided by financing activities                                          108,918        24,984         2,275
Increase/(decrease) in cash and cash equivalents                                69,954        19,507          (482)
Cash and cash equivalents at end of year                                       $89,970       $20,016         $ 509
                                                                            ============== ============= =============


ITEM 6 - RELIANCE ON SECTION 146(2) SECURITIES ACT (ALBERTA), SECTION 85(2) SECURITIES ACT (BRITISH COLUMBIA), SECTION 75(3) SECURITIES ACT (ONTARIO),
SECTION 84(2) OF THE SECURITIES ACT 1988 (SASKATCHEWAN), AND SECTION 81(3) SECURITIES ACT (NOVA SCOTIA) AND SIMILAR PROVISIONS IN THE OTHER PROVINCES

Not applicable

ITEM 7 - OMITTED INFORMATION
----------------------------

Not applicable

ITEM 8 - SENIOR OFFICER
-----------------------

The names of Senior Officers of the Corporation who are knowledgeable about the material change and who can be contacted by the Commission are:



GOLDEN STAR RESOURCES LTD.                                                 +1800 553 8436
Peter J.L. Bradford             President and CEO                          +1303 894 4613
Allan J. Marter                 Senior Vice President and CFO              +1303 894 4631


ITEM 9 - STATEMENT OF SENIOR OFFICER
------------------------------------

The foregoing accurately discloses the material change referred to herein.

DATED this 4th day of February, 2004.

Yours truly,

GOLDEN STAR RESOURCES LTD.


         "ALLAN J. MARTER"
PER:____________________________________________
         ALLAN J. MARTER
         SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
         AND SECRETARY


CC:      TORONTO STOCK EXCHANGE
         THE AMERICAN STOCK EXCHANGE